Consolidated Financial Statements of

TEMBEC INDUSTRIES INC.

Years ended September 30, 2006 and September 24, 2005

AUDITORS' REPORT

To the Shareholders of Tembec Industries Inc.

We have audited the consolidated balance sheets of Tembec Industries Inc. as at September 30, 2006 and September 24, 2005, and the consolidated statements of operations, retained earnings (deficit) and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at September 30, 2006 and September 24, 2005, and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

Chartered Accountants

Montréal, Canada
November 15, 2006, except as to note 22 (b), which is as of December 5, 2006

TEMBEC INDUSTRIES INC.
Consolidated Financial Statements

Years ended September 30, 2006 and September 24, 2005

TEMBEC INDUSTRIES INC.
Consolidated Balance Sheets

September 30, 2006 and September 24, 2005
(in millions of dollars)

	2006	2005
Assets

Current assets:
Cash and cash equivalents	$26	$35
Temporary investments	-	16
Derivative financial instruments (note 21)	-	6
Accounts receivable (note 8)	405	422
Due from parent company, Tembec Inc.	14	-
Inventories (notes 3 and 8)	483	571
Prepaid expenses	20	24
Current assets of discontinued operations (note 2)	-	14
	948	1,088

Investments	15	5
Fixed assets (note 5)	1,796	2,092
Other assets (note 6)	173	188
Future income taxes (note 18)	62	36
Goodwill (notes 7 and 16)	3	3
Non-current assets of discontinued operations (note 2)	-	29
	$2,997	$3,441

Liabilities and Shareholders' Equity

Current liabilities:
Bank indebtedness	$5	$35
Operating bank loans (note 8)	235	188
Accounts payable and accrued charges	426	475
Due to parent company, Tembec Inc.	-	9
Current portion of deferred gain on foreign exchange contracts (note 21)	-	38
Current portion of long-term debt (note 9)	21	21
Current liabilities related to discontinued operations (note 2)	-	6
	687	772

Long-term debt (note 9)	1,482	1,536
Other long-term liabilities and credits (note 10)	150	140
Future income taxes (note 18)	121	136
Minority interests (note 11)	5	5
Redeemable preferred shares (notes 12 and 13)	26	26

Shareholders' equity:
Share capital (note 13)	732	732
Contributed surplus	3	3
Cumulative exchange translation of foreign subsidiaries	(3)	(3)
Retained earnings (deficit)	(206)	94
		826
	526
	$2,997	$3,441
Guarantees, commitments and contingencies (note 14)
Subsequent events (note 22)

See accompanying notes to consolidated financial statements.

On behalf of the Board:

Gordon S. Lackenbauer	Chairman

James Lopez	President and Chief Executive Officer

TEMBEC INDUSTRIES INC.
Consolidated Statements of Operations

Years ended September 30, 2006 and September 24, 2005
(in millions of dollars, unless otherwise noted)

	2006	2005

Sales	$3,332	$3,507
Freight and sales deductions	399	406
Countervailing and antidumping duties (note 14)	35	89
Cost of sales	2,722	2,838
Selling, general and administrative	151	168
Depreciation and amortization (note 15)	206	236
Unusual items (note 16)	188	255

Operating loss from continuing operations	(369)	(485)

Interest, foreign exchange and other (note 17)	111	20
Exchange gain on long-term debt	(64)	(125)

Loss before income taxes from continuing operations	(416)	(380)

Income taxes recovery (note 18)	(65)	(60)

Net loss from continuing operations	(351)	(320)
Earnings from discontinued operations	51	11

Net loss	$(300)	$(309)

Consolidated Statements of Retained Earnings (Deficit)

Years ended September 30, 2006 and September 24, 2005
(in millions of dollars)

	2006	2005

Retained earnings, beginning of year	$94	$404
Adjustment resulting from a change in accounting policies (note 1)	-	(1)

Restated retained earnings, beginning of year	94	403

Net loss	(300)	(309)

Retained earnings (deficit), end of year	$(206)	$94

See accompanying notes to consolidated financial statements.

TEMBEC INDUSTRIES INC.
Consolidated Statements of Cash Flows

Years ended September 30, 2006 and September 24, 2005
(in millions of dollars)

	2006	2005

Cash flows from operating activities:
Net loss	$(300)	$(309)
Adjustments for:
Earnings from discontinued operations	(51)	(11)
Depreciation and amortization (note 15)	206	236
Amortization of deferred financing costs (note 17)	6	5
Exchange gain on long-term debt	(64)	(125)
Amortization of deferred gain on foreign exchange contracts (notes 17 and 21)	(38)	(118)
Derivative financial instruments gain (note 21)	-	(30)
Proceeds from sale of derivative financial instruments (note 21)	6	139
Loss on consolidation of foreign integrated subsidiaries	1	6
Future income taxes (note 18)	(63)	(65)
Unusual items (note 16)	185	224
Other	8	9
	(104)	(39)
Changes in non-cash working capital:
Temporary investments	16	(16)
Accounts receivable	7	21
Inventories	82	(28)
Prepaid expenses	5	(4)
Accounts payable and accrued charges	(68)	7
	42	(20)
	(62)	(59)
Cash flows from investing activities:
Additions to fixed assets	(80)	(149)
Proceeds from disposal of fixed assets	5	5
Proceeds from disposal of operations	12	-
Other	(9)	(19)
	(72)	(163)
Cash flows from financing activities:
Change in operating bank loans	47	114
Increase in long-term debt	19	34
Repayments of long-term debt	(9)	(11)
Change in other long-term liabilities	(2)	-
Other	9	(5)
	64	132
Cash used by continuing operations	(70)	(90)
Cash generated by discontinued operations (note 2)	91	21
	21	(69)
Foreign exchange gain on cash and cash equivalents held in foreign currencies	-	(1)
Net increase (decrease) in cash and cash equivalents	21	(70)

Cash and cash equivalents, net of bank indebtedness, beginning of year	-	70

Cash and cash equivalents, net of bank indebtedness, end of year	$21	$-

Interest paid in 2006 totalled $135 million (2005 - $136 million) and income taxes paid amounted to $2 million (2005 - $8 million).

See accompanying notes to consolidated financial statements.

TEMBEC INDUSTRIES INC.
Consolidated Business Segment Information

Years ended September 30, 2006 and September 24, 2005
(in millions of dollars)

					2006

				Chemical
	Forest			& other
	products	Pulp	Paper	products	Consolidated
Sales:
External	$905	$1,360	$874	$193	$3,332
Internal	183	91	-	6	280
	1,088	1,451	874	199	3,612
Earnings (loss) before the following	22	6	(11)	8	25
Depreciation and amortization (note 15)	54	92	54	6	206
Unusual items (note 16)	(2)	183	7	-	188
Operating loss from continuing operations	(30)	(269)	(72)	2	(369)
Net fixed asset additions:
Gross fixed asset additions	27	45	7	1	80
Proceeds from disposal	(4)	-	-	(1)	(5)
	23	45	7	-	75
Goodwill	2	-	-	1	3
Identifiable assets - excluding cash and cash equivalents	744	1,207	846	174	2,971
Cash and cash equivalents					26
Total assets					$2,997

					2005

				Chemical
	Forest			& other
	products	Pulp	Paper	products	Consolidated
Sales:
External	$1,072	$1,290	$943	$202	$3,507
Internal	195	83	-	7	285
	1,267	1,373	943	209	3,792
Earnings (loss) before the following	32	(25)	(12)	11	6
Depreciation and amortization (note 15)	56	114	61	5	236
Unusual items (note 16)	57	4	194	-	255
Operating earnings (loss) from continuing operations	(81)	(143)	(267)	6	(485)
Net fixed asset additions:
Gross fixed asset additions	73	63	11	2	149
Proceeds from disposals	(4)	(1)	-	-	(5)
	69	62	11	2	144
Goodwill	2	-	-	1	3
Identifiable assets - excluding cash and cash equivalents	813	1,486	913	194	3,406
Cash and cash equivalents					35
Total assets					$3,441

TEMBEC INDUSTRIES INC.
Consolidated Geographic Segment Information

Years ended September 30, 2006 and September 24, 2005
(in millions of dollars)

					2006

				Chemical
	Forest			& other
	products	Pulp	Paper	products	Consolidated

Sales (by final destination):
Canada	$386	$55	$96	$118	$655
United States	473	209	758	52	1,492
Pacific Rim and India	1	487	4	2	494
United Kingdom, Europe and other	45	609	16	21	691

	$905	$1,360	$874	$193	$3,332

					2005

				Chemical
	Forest			& other
	products	Pulp	Paper	products	Consolidated

Sales (by final destination):
Canada	$420	$53	$100	$123	$696
United States	586	205	822	52	1,665
Pacific Rim and India	13	393	4	5	415
United Kingdom, Europe and other	53	639	17	22	731

	$1,072	$1,290	$943	$202	$3,507

				2006	2005

Fixed assets and goodwill:
Canada				$1,457	$1,744
United States				160	175
United Kingdom, Europe and other				182	176

				$1,799	$2,095

TEMBEC INDUSTRIES INC.
Notes to Consolidated Financial Statements

Years ended September 30, 2006 and September 24, 2005
(in millions of dollars, unless otherwise noted)

1.     Significant accounting policies:

Changes in accounting policies

Effective September 26, 2004, the Company adopted retroactively with restatement the new recommendations of the Canadian Institute of Chartered Accountants (CICA) under CICA Handbook Section 3110 with respect to asset retirement obligations. These recommendations require entities to record a liability at fair value, in the period in which a legal obligation associated with the retirement of an asset is incurred. The associated costs are capitalized as part of the carrying value of the related asset and depreciated over its remaining useful life. The liability is accreted using a credit adjusted risk free interest rate. For such assets, a liability will be initially recognized in the period in which sufficient information exists to estimate a range of possible settlement dates. For the Company, asset retirement obligations in connection with the adoption of CICA Handbook Section 3110 were primarily related to landfill capping obligations. The adoption of CICA Handbook Section 3110 has decreased the September 25, 2004 retained earnings by $1 million, increased net fixed assets by $1 million, decreased future income taxes by $1 million and increased liabilities by $3 million.

Basis of consolidation

The consolidated financial statements include the accounts of Tembec Industries Inc. (the ''Corporation'') and all its subsidiaries and joint ventures (collectively ''Tembec'' or the ''Company''). Investments over which the Corporation has effective control are fully consolidated. Investments over which the Corporation exercises significant influence are accounted for by the equity method. The Corporation's interest in joint ventures is accounted for by the proportionate consolidation method.

Business of the Company

The Company operates an integrated forest products business. The performance of each segment is evaluated by the management of the Company against short-term and long-term financial objectives as well as environmental and other key criteria. The Forest Products segment consists primarily of forest and sawmill operations, which produce lumber and building materials. The Pulp segment includes the manufacturing and marketing activities of a number of different types of pulps. The Paper segment consists primarily of production and sales of newsprint, coated papers and bleached board. The Chemical and other products segment consists primarily of the transformation and sale of resins and pulp by-products. Intersegment transfers of wood chips, pulp and other services are recorded at transfer prices agreed to by the parties, which are intended to approximate fair market value. The accounting policies used in these business segments are the same as those described in the annual audited consolidated financial statements.

TEMBEC INDUSTRIES INC.
Notes to Consolidated Financial Statements, Continued

Years ended September 30, 2006 and September 24, 2005
(in millions of dollars, unless otherwise noted)

1.     Significant accounting policies (continued):

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles (GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Significant areas requiring the use of management estimates are: useful lives of plant and equipment, value of investments, impairment of long-lived assets and goodwill, employee future benefits, income taxes, asset retirement obligations and environmental accruals. Actual results could differ from those estimates.

Revenue

The Company recognizes revenue when persuasive evidence of an arrangement exists, goods have been delivered, there are no uncertainties surrounding product acceptance, the related revenue is fixed and determinable and collection is reasonably assured. Revenues are recorded using the gross method.

Cash and cash equivalents

Cash and cash equivalents include cash on hand, demand deposits, banker's acceptances and commercial paper with maturities of three months or less from date of purchase are recorded at cost, which approximates market value.

Inventories

Finished goods are valued at the lower of cost, determined on an average cost basis, and net realizable value. Other inventories are valued at the lower of cost, determined on an average cost basis, and replacement cost.

Investments

Investments in affiliated companies in which Tembec has no significant influence are carried at cost. Investments over which the Company exercises significant influence are accounted for by the equity method.

TEMBEC INDUSTRIES INC.
Notes to Consolidated Financial Statements, Continued

Years ended September 30, 2006 and September 24, 2005
(in millions of dollars, unless otherwise noted)

1.     Significant accounting policies (continued):

Fixed assets and government assistance

Fixed assets are recorded at cost after deducting investment tax credits and government assistance. Depreciation and amortization are provided over their estimated useful lives, generally on a straight-line basis, as follows:

Asset	Period

Buildings, Pulp, Newsprint and Papermill production equipment	20 - 30 years
Sawmill production equipment	10 - 15 years
Boardmill production equipment	25 - 30 years

Certain forest access roads and timber holdings are depreciated in relation to the volume of wood cut and certain machinery and equipment are depreciated using units of production. Repairs and maintenance as well as planned shutdown maintenance are charged to expense as incurred.

Capitalized interest is based on the average cost of construction of major projects in progress during the year, using interest rates actually paid on long-term debt.

Impairment of long-lived assets

Long-lived assets are reviewed for impairment upon the occurrence of events or changes in circumstances indicating that the carrying value of the assets may not be recoverable, as measured by comparing their net book value to the estimated undiscounted future cash flows generated by their use. Impaired assets are recorded at fair value, determined principally by using discounted future cash flows expected from their use and eventual disposition.

Goodwill

Goodwill is subject to an annual impairment test or more frequently if events or changes in circumstances indicate that goodwill might be impaired. Testing for impairment is accomplished mainly by determining whether the fair value of a reporting unit, based on discounted cash flows, exceeds the net carrying amount of the net assets of that reporting unit as at the assessment date. If the fair value is greater than the carrying amount, no impairment is necessary. In the event that the carrying amount exceeds the fair value, a second test must be performed whereby the fair value of the reporting unit's goodwill must be estimated to determine if it is less than its carrying amount. Fair value of goodwill is estimated in the same manner as goodwill is determined in an acquisition, that is, the excess of the fair value of the reporting unit's over the fair value of the identifiable net assets of the reporting unit. In the case where the carrying value of the reporting unit exceeds its fair value, the carrying value of goodwill will be reduced and an impairment loss recognized and charged to operating results.

TEMBEC INDUSTRIES INC.
Notes to Consolidated Financial Statements, Continued

Years ended September 30, 2006 and September 24, 2005
(in millions of dollars, unless otherwise noted)

1.     Significant accounting policies (continued):

Other assets

(i)      Development and pre-operating expenses are amortized on a straight-line basis over a period not exceeding 5 years.

(ii)     Financing costs are amortized on a straight-line basis over the expected term of the related debt.

(iii)    Timber rights are amortized on a straight-line basis over a period not exceeding 40 years.

(iv)    Assets held for resale are valued at the lower of cost and net realizable value.

Environmental costs

The Company is subject to environmental laws and regulations enacted by federal, provincial, state and local authorities. Environmental expenditures that will benefit the Company in future years are recorded at cost and capitalized as part of fixed assets. Depreciation is charged to income over the estimated future benefit period of the assets. Environmental expenditures, that are not expected to provide a benefit to the Company in future periods, are accrued and expensed to earnings, on a site-by-site basis, when a requirement to remedy an environmental exposure is probable and a cost can be reasonably estimated.

Asset retirement obligations

Asset retirement obligations are recognized, at fair value, in the period in which the Company incurs a legal obligation associated to the retirement of an asset. The associated costs are capitalized as part of the carrying value of the related asset and depreciated over its remaining useful life. The liability is accreted using a credit adjusted risk-free interest rate.

Employee future benefits

Pension benefit plans

The Company accrues the cost of defined benefit plans as determined by independent actuaries based on assumptions determined by the Company. The net periodic benefit cost includes:

-	the cost of pension benefits provided in exchange for employees' services rendered during the year;

-	the interest cost of pension obligations;

-	the expected return on pension fund assets based on the fair value of plan assets;

-	gains or losses on settlements or curtailments, where, when the restructuring of a benefit plan gives rise to both a curtailment and a settlement of obligations, the curtailment is accounted for prior to the settlement;

-	the straight-line amortization of past service costs and plan amendments over the average remaining service period of the active employee group covered by the plans; and

TEMBEC INDUSTRIES INC.
Notes to Consolidated Financial Statements, Continued

Years ended September 30, 2006 and September 24, 2005
(in millions of dollars, unless otherwise noted)

1.     Significant accounting policies (continued):

Employee future benefits (continued)

Pension benefit plans (continued)

-

the amortization of cumulative unrecognized net actuarial gains and losses in excess of 10% of the greater of the accrued benefit obligation or fair value of plan assets at the beginning of year over the average remaining service period of the active employee group covered by the plans.

The pension plan obligations are determined in accordance with the projected benefit method prorated on services.

Other employee future benefit plans

The Company accrues the cost of post-retirement benefits other than pensions as determined by independent actuaries based on assumptions determined by the Company. These benefits, which are funded by the Company as they become due, include life insurance programs as well as medical and dental benefits. The Company amortizes the cumulative unrecognized net actuarial gains and losses in excess of 10% of the accrued benefit obligation at the beginning of the year, over the average remaining service period of the active employee group covered by the plans.

Translation of foreign currencies

Monetary assets and liabilities of domestic and integrated foreign operations denominated in foreign currencies are translated at year-end exchange rates. Non-monetary assets and liabilities of integrated foreign operations are translated at the historical rate relevant for the particular asset or liability. The exchange gains or losses resulting from the translations are included in "Interest, foreign exchange and other" expenses. Revenues and expenses are translated at prevailing market rates in the recognition year.

Income taxes

The Company accounts for income taxes using the asset and liability method. Under this method, future income tax assets and liabilities are determined based on the temporary differences between the accounting basis and the tax basis of assets and liabilities. These temporary differences are measured using the current tax rates and laws expected to apply when these differences reverse. Future tax benefits are recognized to the extent that realization of such benefits is considered more likely than not. The effect on future tax assets and liabilities of a change in income tax rates is recognized in earnings in the period that includes the substantive enactment date.

Investment tax credits related to research and development are recognized in earnings as a reduction of such expenses when the Company has made the qualifying expenditures and there is reasonable assurance that the credits will be realized.

TEMBEC INDUSTRIES INC.
Notes to Consolidated Financial Statements, Continued

Years ended September 30, 2006 and September 24, 2005
(in millions of dollars, unless otherwise noted)

1.     Significant accounting policies (continued):

Derivative financial instruments

The Company manages its foreign exchange exposure on anticipated net cash inflows, principally U.S. dollars and Euros, through the use of options and forward contracts.

The Company may, from time to time, manage its exposure to commodity price risk associated with sales of lumber, pulp and newsprint through the use of cash-settled hedge (swap) contracts. The Company does not hold or issue derivative financial instruments for trading or speculative purposes.

The Company does not currently apply hedge accounting for these derivative financial instruments. These are measured at fair value, with changes in fair value after September 27, 2003, recognized in income. The unrealized gain as of September 27, 2003 was amortized into earnings based on the original maturity date of the contracts.

2.    Discontinued operations:

On February 27, 2006, the Company completed the sale of its oriented strandboard (OSB) business, part of the Forest Products segment, located in Saint-Georges-de-Champlain, Quebec to Jolina Capital Inc. ("Jolina") for total consideration of $98 million, representing fair value, including net working capital of $7 million. An amount of $88 million was paid on the closing and the balance is payable in the form of a $10 million interest-bearing note, repayable in equal annual instalments over a five-year period. Jolina is a Company controlled by Mr. Emanuele (Lino) Saputo, a significant shareholder of Tembec Inc. and a director of the Company. As a result of this transaction, the Company recorded a gain of $63 million. The after-tax effect was $47 million.

The financial results of the OSB operation, as well as the gain on disposition have been reclassified as discontinued operations. Comparative figures have also been reclassified to exclude the OSB mill's results from the continuing operations.

Condensed earnings from discontinued operations related to the OSB are as follows:

	2006	2005

Sales	$38	$86
Operating profit	$7	$17
Earnings from discontinued operations	$51	$11

TEMBEC INDUSTRIES INC.
Notes to Consolidated Financial Statements, Continued

Years ended September 30, 2006 and September 24, 2005
(in millions of dollars, unless otherwise noted)

2.     Discontinued operations (continued):

Condensed cash flows from discontinued operations are as follows:

	2006	2005

Cash flows from operating activities	$10	$22
Cash flows from investing activities	81	(1)

Cash flows generated by discontinued operations	$91	$21

3.     Inventories:

	2006	2005

Finished goods	$197	$279
Logs and wood chips	152	151
Supplies and materials	134	141

	$483	$571

TEMBEC INDUSTRIES INC.
Notes to Consolidated Financial Statements, Continued

Years ended September 30, 2006 and September 24, 2005
(in millions of dollars, unless otherwise noted)

4.     Investments in joint ventures:

The consolidated financial statements include the Company's proportionate share of the revenues, expenses, assets and liabilities of AV Cell Inc., 1387332 Ontario Limited (Marathon Pulp joint venture), Temlam Inc., and Temrex Forest Products Limited Partnership at 50%, as follows:

	2006	2005

Assets:
Current assets	$71	$76
Fixed assets and other	159	162

	$230	$238

Liabilities and equity:
Current liabilities	$59	$61
Long-term debt	59	51
Other long-term liabilities	8	9
Equity	104	117

	$230	$238

Sales	$232	$226
Expenses	238	227

Loss before income taxes, interest, and minority interests	$(6)	$(1)

Net loss	$(9)	$(3)

Cash provided by (used in):
Operating	$(1)	$2
Investing	–	34
Financing	(4)	(33)

	$(5)	$3

TEMBEC INDUSTRIES INC.
Notes to Consolidated Financial Statements, Continued

Years ended September 30, 2006 and September 24, 2005
(in millions of dollars, unless otherwise noted)

5.     Fixed assets:

			2006			2005

			Net			Net
		Accumulated	book		Accumulated	book
	Cost	depreciation	value	Cost	depreciation	value

Land	$19	$-	$19	$19	$–	$19
Production buildings and equipment:
Pulp mills	1,814	1,100	714	1,780	844	936
Newsprint and Paper mills	863	406	457	861	368	493
Sawmills	480	281	199	488	249	239
Boardmill	294	137	157	294	126	168
Roads and timber holdings	151	72	79	144	62	82
Other buildings and equipment	100	49	51	89	43	46
Assets under construction	120	-	120	109	–	109

	$3,841	$2,045	$1,796	$3,784	$1,692	$2,092

6.     Other assets:

	2006	2005

Deferred costs, at amortized value:
Development, pre-operating costs and other	$7	$10
Financing costs	7	11
Assets held for sale	5	1
Long-term loans to employees	4	8
Timber rights	29	31
Deferred pension costs	62	66
Investment tax credit and income taxes receivable	59	61

	$173	$188

Long-term loans to employees:

Included in long-term loans to employees is $3 million (2005 - $6 million) of share purchase loans with respect to shares of Tembec Inc., the ultimate parent company. At September 30, 2006, there were 467,875 (2005 - 489,575) shares held in trust in respect of the employee loans for which the market value was $1.39 (2005 - $2.38) per share. These shares are held in trust as security for the loans, which are non-interest bearing, and with defined repayment terms not exceeding 10 years.

TEMBEC INDUSTRIES INC.
Notes to Consolidated Financial Statements, Continued

Years ended September 30, 2006 and September 24, 2005
(in millions of dollars, unless otherwise noted)

7.     Goodwill:

			Chemicals
	Forest		& other
	products	Paper	products	Consolidated

2006

Goodwill, beginning of year	$2	$-	$1	$3
Goodwill impairment	-	-	-	-

Goodwill, end of year	$2	$-	$1	$3

2005

Goodwill, beginning of year	$6	$22	$1	$29
Goodwill impairment	(4)	(22)	-	(26)

Goodwill, end of year	$2	$-	$1	$3

8.     Operating bank loans:

The Company had approximately $317 million (2005 - $428 million) of revolving operating credit facilities for which accounts receivable and inventories are pledged as collateral. Interest rates range between prime and prime plus 2.25%. At September 30, 2006, $235 million (2005 - $188 million) were drawn on the above facilities and $48 million (2005 - $29 million) were reserved for letters of credit.

TEMBEC INDUSTRIES INC.
Notes to Consolidated Financial Statements, Continued

Years ended September 30, 2006 and September 24, 2005
(in millions of dollars, unless otherwise noted)

9.     Long-term debt:

	2006	2005

Tembec Industries Inc.:

8.625% Unsecured Senior Notes (US$350 million)
redeemable at the option of the Company on or after
June 30, 2004 at specified redemption prices, due
June 30, 2009 with semi-annual interest payments due
June 30 and December 30 of each year	$391	$410

8.50% Unsecured Senior Notes (US$500 million)
redeemable at any time at the option of the Company,
at a price that includes a make-whole payment, due
February 1, 2011 with semi-annual interest payments
due February 1 and August 1 of each year	559	586

7.75% Unsecured Senior Notes (US$350 million)
redeemable at any time at the option of the Company,
at a price that includes a make-whole payment, due
March 15, 2012 with semi-annual interest payments
due March 15 and September 15 of each year	391	410

Advances from the ultimate parent company, Tembec
Inc., with interest at cost to Tembec Inc., with no
specific terms of repayment	67	67

Tembec SAS:

Unsecured term loans (Euro 2 million in 2006;
Euro 3 million in 2005), bearing interest at rates up to
1.5%, repayable and maturing at various dates to
December 2013	3	4

Advances from related Company, Tembec Envirofinance
SAS, non-interest bearing, repayable and maturing at
various dates from June 2014 to June 2017	21	12

Other Tembec SAS obligations	7	7

Balance carried forward	1,439	1,496

TEMBEC INDUSTRIES INC.
Notes to Consolidated Financial Statements, Continued

Years ended September 30, 2006 and September 24, 2005
(in millions of dollars, unless otherwise noted)

9.     Long-term debt (continued):

	2006	2005

Balance brought forward	$1,439	$1,496

1387332 Ontario Limited (Marathon Pulp joint venture)
(50% proportionate consolidation):

Term loan bearing interest at prime rate plus 2.75%,
maturing March 31, 2006	10	13

Temlam Inc. (50% proportionate consolidation):
Term loans bearing interest at 6.75% and between prime
rate plus ¾% and 1½%, maturing on various dates to
June 2015, repayable in monthly instalments of
varying amounts	40	32

Other long-term obligations	14	16
	1,503	1,557

Less current portion	21	21

	$1,482	$1,536

Certain covenants:

The indentures of agreements for Tembec's borrowings contain restrictive covenants, including restrictions on the incurrence of additional indebtedness, the investments in other persons, the creation of liens, sale and leaseback transactions, certain amalgamations, mergers, consolidations and sales of assets and certain transactions with affiliates.

The Marathon joint venture does not meet certain financial covenants on its revolving operating line and its term loan with a syndicate of banks. As a result, the operating line, which expired in March 2005, has not been renewed pending the outcome of ongoing discussions with the syndicate. The term loan has been reclassified as short term. There is no recourse to the shareholders on either of these loan facilities.

 Instalments on consolidated long-term debt for the four years following September 29, 2007 are as follows:

2008	$13
2009	405
2010	24
2011	572

TEMBEC INDUSTRIES INC.
Notes to Consolidated Financial Statements, Continued

Years ended September 30, 2006 and September 24, 2005
(in millions of dollars, unless otherwise noted)

10.    Other long-term liabilities and credits:

	2006	2005

Accrued benefit liability - pension benefit plans	$59	$54
Accrued benefit liability - other benefit plans	61	57
Balance payable on acquisition of Jager Building Systems Inc.	4	7
Reforestation - BC operations	7	6
Environment and other asset retirement obligations	8	8
Deferred government assistance	4	-
Deferred gain on sale of assets	5	5
Other	2	3

	$150	$140

11.    Minority interests:

	2006	2005

AV Cell Inc.	$5	$5

12.    Redeemable preferred shares:

	2006	2005

16,627,500 Series 2 Class B preferred shares	$17	$17
9,103,710 Series 4 Class B preferred shares	9	9

	$26	$26

TEMBEC INDUSTRIES INC.
Notes to Consolidated Financial Statements, Continued

Years ended September 30, 2006 and September 24, 2005
(in millions of dollars, unless otherwise noted)

13.   Share capital:

Authorized:

Unlimited number of common voting shares, without par value.

Unlimited number of non-voting Class B preferred shares issuable in series without par value, with other attributes to be determined at time of issuance:

Unlimited number of Series 2 Class B shares redeemable at any time by the Company and, commencing on June 26, 2011, at the option of the holder, the redemption price being equal to the issue price plus declared and unpaid dividends. The Series 2 Class B shares are entitled to a preferential and non-cumulative dividend equal to the dividend yield percentage paid on the common shares.

9,103,710 0.5% per month non-cumulative Series 4 Class B shares redeemable at any time by the Company and after September 30, 2009, at the option of the holder, the redemption price being equal to the issue price plus declared and unpaid dividends. The Series 4 Class B shares can be redeemed in cash or in a variable number of common shares at the option of the Company.

Unlimited number of Class C shares, non-voting, participating and redeemable at the issue price plus the increase in the book value per share since the issue date.

Unlimited number of non-voting Class D shares, redeemable at the option of the Company and the holders at the fair market value of the consideration received by the Company upon issue of such share; entitled to a preferential and non-cumulative annual dividend at the rate of 6% of the redemption price.

Unlimited number of non-voting Class E shares, redeemable at the option of the Company and the holders at the fair market value of the consideration received by the Company upon issue of such share; entitled to a preferential and non-cumulative annual dividend at the rate of 6% of the redemption price.

	2006	2005

Issued and fully paid:
536,807,704 Class A shares	$732	$732
Series 2 Class B preferred shares (note 12)	-	-
Series 4 Class B preferred shares (note 12)	-	-

	$732	$732

TEMBEC INDUSTRIES INC.
Notes to Consolidated Financial Statements, Continued

Years ended September 30, 2006 and September 24, 2005
(in millions of dollars, unless otherwise noted)

14.   Guarantees, commitments and contingencies:

Guarantees:

Under the terms of the three indentures governing the Unsecured Senior Notes, the Company has agreed to indemnify its American lenders against the application of withholding taxes. These indemnifications extend for the term of the indebtedness and do not provide any limit on the maximum potential liability. At September 30, 2006 and September 24, 2005, there were no outstanding liabilities relating to these indemnifications.

The Company and certain of its subsidiaries have granted irrevocable letters of credit, issued by high rated financial institutions, to third parties to indemnify them in the event the Company does not perform its contractual obligations. The Company has not recorded any additional liability with respect to these guarantees, as the Company does not expect to make any payments in excess of what is recorded in the Company's financial statements. The letters of credit mature at various dates in fiscal 2007.

Countervailing and antidumping duties:

In response to the expiration of the Softwood Lumber Agreement on April 1, 2001, a number of industry groups in the United States filed petitions with the U.S. Department of Commerce ("USDOC") and the U.S. International Trade Commission ("USITC) alleging unfair trade practices by the Canadian softwood lumber industry. These petitions proposed that certain softwood lumber exports from Canada to the United States be charged with countervailing and antidumping duties.

Countervailing duty

Effective May 22, 2002, the Company was subject to an initial countervailing duty of 18.79%. A charge of $18 million was incurred during Fiscal 2002 relating to lumber shipments to the U.S. between May 22 and September 28, 2002. A charge of $50 million was incurred relating to lumber shipments to the U.S. between September 29, 2002 and September 27, 2003. A charge of $68 million was incurred relating to lumber shipments to the U.S. between September 28, 2003 and September 25, 2004. On December 20, 2004, the USDOC reduced the countervailing duty deposit rate to 17.18%. On February 17, 2005, the rate was further modified to 16.37%. A charge of $57 million was incurred relating to lumber shipments to the U.S. between September 26, 2004 and September 24, 2005. On December 12, 2005, the USDOC reduced the countervailing duty deposit rate to 8.7%. A charge of $30 million was incurred relating to lumber shipments to the U.S. between September 25, 2005 and September 30, 2006.

TEMBEC INDUSTRIES INC.
Notes to Consolidated Financial Statements, Continued

Years ended September 30, 2006 and September 24, 2005
(in millions of dollars, unless otherwise noted)

14.   Guarantees, commitments and contingencies (continued):

Antidumping duty

Effective May 22, 2002, the Company was subject to an initial average antidumping duty of 10.21%. While all cash payments since that date were made at the required deposit rates, the Company has, and continues to, regularly review its estimate of the antidumping duty expense by applying the USDOC's methodology to updated sales and cost data as it becomes available. The Company records a charge equal to the greater of the calculated amount or the actual duties deposited. A charge of $10 million was incurred during Fiscal 2002 relating to lumber shipments to the U.S. between May 22 and September 28, 2002. A charge of $31 million was incurred relating to lumber shipments to the U.S. between September 29, 2002 and September 27, 2003. A charge of $44 million was incurred relating to lumber shipments to the U.S. between September 28, 2003 and September 25, 2004. On December 20, 2004, the USDOC increased the antidumping duty deposit to 10.59%. On February 17, 2005, the rate was further modified to 9.1%. A charge of $32 million was incurred relating to lumber shipments to the U.S. between September 26, 2004 and September 24, 2005. On December 12, 2005, the USDOC reduced the antidumping duty deposit rate to 4.02%. As a result, the Company also recorded a favourable adjustment of $10 million relating to previously accrued antidumping duty charges in excess of actual cash deposits. A charge of $15 million was incurred relating to lumber shipments to the U.S. between September 25, 2005 and September 30, 2006.

On October 12, 2006, Canada and the United States entered into an agreement to govern the shipment of Canadian softwood lumber into the United States. The agreement also provided for the return of a portion of the monies deposited by Canadian exporters since May 2002. See note on Subsequent events.

Commitments:

The Company has entered into operating leases for property, plant and equipment for expected cash out flows of $25 million, of which $8 million is due in fiscal 2007.

Contingencies:

Tembec is party to claims and lawsuits, which are being contested. Management believes that the resolution of these claims and lawsuits will not have a material adverse effect on Tembec's financial condition, earnings or liquidity.

TEMBEC INDUSTRIES INC.
Notes to Consolidated Financial Statements, Continued

Years ended September 30, 2006 and September 24, 2005
(in millions of dollars, unless otherwise noted)

15.  Depreciation and amortization:

	2006	2005

Fixed assets	$199	$228
Deferred development, pre-operating costs and other	7	4
Impairment charge	-	4

	$206	$236

During 2005, the Company recognized an impairment charge of $4 million ($2 million after-tax) related to an Eastern Ontario sawmill. These assets are included in the Forest products segment.

16.  Unusual items:

2006

During the March 2006 quarter, the Company recognized an impairment charge of $169 million related to the property, plant and equipment of the Smooth Rock Falls, Ontario pulpmill. As a result of the announced indefinite idling of the pulpmill, the Company undertook an impairment review and found that the majority of its long-lived assets were no longer recoverable and exceeded their fair value. The after-tax effect of this charge was $111 million. Also during the quarter, as a result of the ongoing restructuring of the St. Francisville, Louisiana papermill, the Company recorded an unusual charge of $7 million relating to additional severance and other related costs. As no tax recovery was recorded, the after-tax effect of the charge was $7 million.

During the June 2006 quarter, the Company's joint venture, Temlam Inc., completed the sale of its metal plates and webs operations located in Bolton, Ontario. Based on the Company's 50% ownership, consideration received amounted to $11 million including net working capital of $2 million. As a result of this transaction, the Company recorded a gain of $5 million. The after-tax effect of this gain was $3 million.

TEMBEC INDUSTRIES INC.
Notes to Consolidated Financial Statements, Continued

Years ended September 30, 2006 and September 24, 2005
(in millions of dollars, unless otherwise noted)

16.  Unusual items (continued):

2006 (continued)

During the September 2006 quarter, the Company commenced a process to dispose of a small pine lumber operation located in Brassac, France, and two international sales offices located in Ireland and in the United States. Net assets of $8 million have been reclassified in other assets as held for sale. An impairment charge of $4 million was recorded to adjust the net assets to their fair value. The Company completed the sale of the remaining assets of the remanufacturing facility which had been permanently closed during the June 2005 quarter. The Company recorded a gain of $1 million in respect to this transaction. The Company incurred a charge of $9 million relating to the reduction in carrying value of the spare parts inventory at the Smooth Rock Falls pulpmill. The mill was idled indefinitely at the end of July 2006. The curtailment also resulted in a further charge of $5 million relating to the reduction of the unamortized past-service pension costs. The after-tax effect of these charges was $14 million.

2005

During the December 2004 quarter, as a result of a major restructuring of its sawmills in North Eastern Ontario, the Company recorded a non-cash charge of $16 million including $3 million for goodwill relating to the reduction of the carrying value of the fixed and other assets of two sawmills that were permanently closed. Employee severance and other closure costs amounting to $5 million were also recorded. The after-tax effect of theses charges was $14 million.

During the June 2005 quarter, the Company recorded a non-cash charge of $115 million relating to the reduction of the carrying value of the fixed and other assets of three sawmills, a papermill and a remanufacturing facility that were permanently or indefinitely closed. Employee severance and other closure costs amounting to $21 million were also recorded. The after-tax effect of these charges was $92 million.

TEMBEC INDUSTRIES INC.
Notes to Consolidated Financial Statements, Continued

Years ended September 30, 2006 and September 24, 2005
(in millions of dollars, unless otherwise noted)

16.  Unusual items (continued):

2005 (continued)

During the September 2005 quarter, as a result of the permanent closure of the pressurized groundwood pulping line and one of the four paper machines at the St. Francisville, Louisiana papermill, the Company recorded a non-cash charge of $40 million relating to the reduction of the carrying value of the fixed and other related assets. Employee severance and other closure costs amounting to $5 million were also recorded. Also during the September 2005 quarter, the Company recorded a non-cash charge of $30 million relating to the reduction of the carrying value of a dismantled pulp machine and a dismantled paper machine. During the September 2005 quarter, the Company performed the required annual impairment test of goodwill and found that impairment did exist in relation to its hardwood flooring and its newsprint business. As a result, goodwill impairment charges of $1 million and $22 million, respectively were recorded. The after-tax effect of these charges was $87 million.

The following table provides the components of the unusual items by reportable segment:

				2006

	Forest
	products	Pulp	Paper	Consolidated

Fixed assets write-down	$2	$169	$-	$171
Other assets	2	14	4	20
Gain on sale of assets	(6)	-	-	(6)
Severance and other labour
related costs	-	-	3	3

	$(2)	$183	$7	$188

TEMBEC INDUSTRIES INC.
Notes to Consolidated Financial Statements, Continued

Years ended September 30, 2006 and September 24, 2005
(in millions of dollars, unless otherwise noted)

16.  Unusual items (continued):

				2005

	Forest
	products	Pulp	Paper	Consolidated

Fixed assets write-down	$34	$-	$110	$144
Fixed assets depreciation	-	-	38	38
Goodwill impairment	4	-	22	26
Other assets	-	4	3	7
Obsolescence of inventory and
other current assets	3	-	6	9
Severance and other labour
related costs	13	-	10	23
Idling and other costs	3	-	5	8

	$57	$4	$194	$255

During the year, as a result of its restructuring activities, the Company reduced its salaried and hourly workforce at the St. Francisville, Louisiana papermill and recorded approximately $3 million for termination costs including severance and other labour-related costs. In 2005, the Company had recorded approximately $23 million for similar costs relating to a number of locations. Idling and other costs of $8 million were also recorded.

The following table provides the reconciliation components of the mill closure provisions by reportable segment.

			2006

	Forest
	products	Paper	Consolidated

Opening balance	$8	$11	$19
Additions: Severance and other labour-related costs	-	3	3
Payments: Severance and other labour-related costs	(2)	(8)	(10)
Idling and other costs	(2)	(1)	(3)

Ending balance	$4	$5	$9

TEMBEC INDUSTRIES INC.
Notes to Consolidated Financial Statements, Continued

Years ended September 30, 2006 and September 24, 2005
(in millions of dollars, unless otherwise noted)

16.   Unusual items (continued):

			2005

	Forest
	products	Paper	Consolidated

Opening balance	$-	$-	$-
Additions: Severance and other labour-related costs	13	10	23
Idling and other costs	3	5	8
Payments: Severance and other labour-related costs	(7)	(3)	(10)
Idling and other costs	(1)	(1)	(2)

Ending balance	$8	$11	$19

17.   Interest, foreign exchange and other:

	2006	2005

Interest on long-term debt	$119	$128
Interest on short-term debt	16	6
Interest income	(4)	(2)
Investment loss (income)	(2)	4
Interest capitalized on construction projects	(3)	(3)
	126	133

Amortization of deferred financing costs	6	5
Amortization of deferred gain on foreign exchange contracts	(38)	(118)
Derivative financial instruments gain	-	(30)
Other foreign exchange items	11	17
Loss on consolidation of foreign
integrated subsidiaries	1	6
Bank charges and other financing expenses	5	7
	(15)	(113)

	$111	$20

TEMBEC INDUSTRIES INC.
Notes to Consolidated Financial Statements, Continued

Years ended September 30, 2006 and September 24, 2005
(in millions of dollars, unless otherwise noted)

18.  Income taxes:

The tax effects of the significant components of temporary differences that give rise to future income tax assets and liabilities are as follows:

	2006	2005

Future income tax assets:
Non-capital loss carryforwards and pool of deductible
scientific research and development expenditures	$344	$364
Employee future benefits	21	13
Capital loss carryforwards	5	6
Other	21	14
Valuation allowance	(232)	(146)
	159	251

Future income tax liabilities:
Fixed assets	(115)	(245)
Exchange gain on long-term debt	(83)	(80)
Timber rights	(5)	(6)
Other	(15)	(20)
	(218)	(351)

Net future income tax liabilities	$(59)	$(100)

As reported in the consolidated balance sheet:
Future income tax assets	$62	$36
Future income tax liabilities	(121)	(136)

Net future income tax liabilities	$(59)	$(100)

TEMBEC INDUSTRIES INC.
Notes to Consolidated Financial Statements, Continued

Years ended September 30, 2006 and September 24, 2005
(in millions of dollars, unless otherwise noted)

18.  Income taxes (continued):

Certain subsidiaries have accumulated the following losses and deductions for income tax purposes, which may be carried forward to reduce taxable income and taxes payable in future years.

		Expiring
	Amounts	dates

Non-capital loss carried forward for Canadian subsidiaries	$383	2007 to 2026
Non-capital loss carried forward for foreign subsidiaries	294	2020 to 2026

Pool of deductible scientific research and experimental
development	369	Unlimited

The reconciliation of income taxes calculated at the statutory rate to the actual tax provision is as follows:

	2006	2005

Loss before income taxes and minority interest
from continuing operations	$(416)	$(380)

Income taxes based on combined federal and provincial
income tax rates of 33.3% (2005 - 33.3%)	$(139)	$(126)

Increase (decrease) resulting from:
Future income taxes adjustment due to rate enactments	3	-
Net losses not recognized	88	33
Change in valuation allowance	3	32
Rate differential between jurisdictions	(9)	(9)
Permanent differences:
Non-taxable portion of exchange gain on long-term debt	(9)	(20)
Non-deductible loss on consolidation of foreign
integrated subsidiaries	1	4
Other permanent differences	(3)	23
Large corporations tax	-	3
	74	66

Income taxes recovery	$(65)	$(60)

Income taxes:
Current	$(2)	$5
Future	(63)	(65)

Income taxes recovery	$(65)	$(60)

TEMBEC INDUSTRIES INC.
Notes to Consolidated Financial Statements, Continued

Years ended September 30, 2006 and September 24, 2005
(in millions of dollars, unless otherwise noted)

19.  Pension plans:

Defined contribution plans

The Company contributes to defined contribution plans, provincial and labour sponsored pension plans, group registered retirement savings plans, deferred profit sharing plans, and 401(k) plans. The pension expense under these plans is equal to the Company's contribution. The 2006 pension expense was $13 million ($15 million in 2005.)

Defined benefit plans

The Company has several defined benefit pension plans. Non-unionized employees in Canada joining the Company after January 1, 2000, participate in defined contribution plans. Some of the defined benefit plans are contributory. The pension expense and the obligation related to the defined benefit plans are actuarially determined using management's most probable assumptions.

Components of net periodic benefit cost for defined benefit plans:

	2006	2005

Current service cost	$22	$16
Interest cost	46	46
Actual return on plan assets	(48)	(63)
Actuarial loss (gain)	(88)	170
Plan amendments and other	16	-

Net expense (income) before adjustments to recognize the long-term
nature on the plans	(52)	169

Difference between expected and actual return on plan assets	-	19
Difference between net actuarial loss (gain) and actuarial loss (gain)	103	(165)
Difference between amortization of past service costs for
the year and actual plan amendment for the year	(9)	-
Other adjustments	-	5

Net periodic benefit cost	$42	$28

The Company's funding policy is to contribute annually the amount required to provide for benefits earned in the year and to fund past service obligations over periods not exceeding those permitted by the applicable regulatory authorities. Past service obligations arise from improvements to plan benefits. The Company measures its accrued benefit obligation and the fair value of plan assets for accounting purposes as at June 30 of each year. Actuarial valuations for funding purposes are conducted on a triennial basis, unless required earlier by pension legislation. The latest actuarial valuations were conducted for 10 plans on December 31, 2005, 8 plans on December 31, 2004 and 2 plans on December 31, 2003.

TEMBEC INDUSTRIES INC.
Notes to Consolidated Financial Statements, Continued

Years ended September 30, 2006 and September 24, 2005
(in millions of dollars, unless otherwise noted)

19.   Pension plans (continued):

Change in accrued benefit obligation:

	2006	2005

Accrued benefit obligation, at beginning of year	$912	$717
Current service cost	22	16
Interest cost	46	46
Employee contributions	5	5
Benefits paid	(42)	(33)
Plan amendments	10	-
Actuarial loss (gain)	(88)	170
Foreign exchange rate changes and other adjustments	(6)	(9)
Special termination benefit	1	-
Obligation being settled	(3)	-
Decrease in obligation due to curtailment	(8)	-

Accrued benefit obligation, at end of year	$849	$912

Change in fair value of defined benefit plan assets:

	2006	2005

Fair value of defined benefit plan assets, at beginning of year	$638	$578
Actual return on plan assets	48	63
Employer contributions	36	34
Employee contributions	5	5
Benefits paid	(42)	(33)
Foreign exchange rate changes	(5)	(9)
Settlement payments	(3)	-

Fair value of defined benefit plan assets, at end of year	$677	$638

TEMBEC INDUSTRIES INC.
Notes to Consolidated Financial Statements, Continued

Years ended September 30, 2006 and September 24, 2005
(in millions of dollars, unless otherwise noted)

19.   Pension plans (continued):

The assets of the pension plans are held by an independent trustee and accounted for separately in the Company's pension funds. Based on the fair value of assets held at June 30, 2006, the plan assets were comprised of 1% (1% in 2005) in cash and short-term investments, 4% (4% in 2005) in real estate, 43% (44% in 2005) in bonds and 52% (51% in 2005) in Canadian, U.S. and foreign equities.

No significant number of common shares of Tembec Inc., the ultimate parent company, were held by the plans at June 30, 2006 and June 30, 2005.

The following table presents the difference between the fair value of the defined benefit pension plan assets and the actuarially determined accrued benefit obligation as at September 30, 2006 and September 24, 2005. This difference is also referred to as either the deficit or surplus, as the case may be, or the funded status of the plans.

The table further reconciles the amount of the surplus or deficit (funded status) to the net amount recognized in the Consolidated Balance Sheets. The difference between the funded status and the net amount recognized in the Consolidated Balance Sheets, in accordance with Canadian GAAP, represents the portion of the surplus or deficit not yet recognized for accounting purposes. This approach allows for a gradual recognition of changes in accrued benefit obligations and plan performance over the expected average remaining life of the employee group covered by the plans.

Reconciliation of funded status:

	2006	2005

Fair value of defined benefit plan assets	$677	$638
Accrued benefit obligation	(849)	(912)

Plan deficit	(172)	(274)

Employer contributions after measurement date (June 30)	8	11
Unamortized past service costs	7	3
Unamortized net actuarial loss	160	272

Accrued benefit asset	$3	$12

TEMBEC INDUSTRIES INC.
Notes to Consolidated Financial Statements, Continued

Years ended September 30, 2006 and September 24, 2005
(in millions of dollars, unless otherwise noted)

19.   Pension plans (continued):

Amounts recognized in the Consolidated Balance Sheets:

	2006	2005

Deferred pension costs	$62	$66
Accrued benefit liability	(59)	(54)

Accrued benefit asset	$3	$12

The accrued benefit obligations in excess of fair value of plan assets at year-end with respect to pension benefit plans that are not fully funded are as follows:

	2006	2005

Fair value of plan assets	$662	$638
Accrued benefit obligations	(835)	(912)

Plan deficit	$(173)	$(274)

Weighted-average significant assumptions:

	2006	2005

Accrued benefit obligation at end of year:
Discount rate	5.59%	4.98%
Rate of compensation increase	3.02%	3.45%

Net periodic benefit cost for the year:
Discount rate	4.98%	6.38%
Rate of compensation increase	3.45%	3.39%
Expected long-term return on assets	7.48%	7.48%

TEMBEC INDUSTRIES INC.
Notes to Consolidated Financial Statements, Continued

Years ended September 30, 2006 and September 24, 2005
(in millions of dollars, unless otherwise noted)

20.   Other employee future benefit plans:

The Company offers post-retirement life insurance, health care and dental care plans to some of its retirees. The Company offers post-employment health care and dental care plans to disabled employees. The Company also assumes post-employment life insurance coverage of some of its disabled employees.

The post-retirement and post-employment plans are unfunded.

The Company measures its accrued benefit obligation for accounting purposes as at June 30 of each year.

Components of net periodic benefit cost for other employee future benefit plans:

	2006	2005

Current service cost	$2	$1
Interest cost	4	4
Post-employment	1	1
Actuarial loss (gain)	(18)	9
Past service costs	(1)	-
Difference between amortization of past service costs for the
year and actual plan amendment for the year	1	-
Difference between net actuarial loss (gain) and actuarial loss (gain)	19	(8)
Other adjustments	1	1

Periodic benefit cost	$9	$8

Change in accrued benefit obligation:

	2006	2005

Accrued benefit obligation, at beginning of year	$75	$64
Current service cost	2	1
Interest cost	4	4
Benefits paid	(3)	(3)
Actuarial loss (gain)	(18)	9
Foreign exchange rate changes	(1)	(1)
Post-employment	1	1
Plan amendment	(1)	-
Decrease in obligation due to curtailment	(1)	-
Special termination benefit	2	-
Other	(1)	-
Accrued benefit obligation, at end of year	$59	$75

TEMBEC INDUSTRIES INC.
Notes to Consolidated Financial Statements, Continued

Years ended September 30, 2006 and September 24, 2005
(in millions of dollars, unless otherwise noted)

20.   Other employee future benefit plans (continued):

Change in fair value of other employee future benefit plan assets:

	2006	2005

Fair value of assets of other employee future
benefit plans, at beginning of year	$–	$–
Employer contributions	3	3
Benefits paid	(3)	(3)

Fair value of assets of other employee future
benefit plans, at end of year	$–	$–

The table further reconciles the amount of the surplus or deficit (funded status) to the net amount recognized in the Consolidated Balance Sheets. The difference between the funded status and the net amount recognized in the Consolidated Balance Sheets, in accordance with Canadian GAAP, represents the portion of the surplus or deficit not yet recognized for accounting purposes. This approach allows for a gradual recognition of changes in accrued benefit obligations and plan performance over the expected average remaining life of the employee group covered by the plans.

Reconciliation of funded status:

	2006	2005

Plan deficit	$(59)	$(75)

Employer contributions after measurement date (June 30)	1	-
Unamortized past service costs	(1)	1
Unamortized net actuarial loss	(2)	17

Accrued benefit liability	$(61)	$(57)

TEMBEC INDUSTRIES INC.
Notes to Consolidated Financial Statements, Continued

Years ended September 30, 2006 and September 24, 2005
(in millions of dollars, unless otherwise noted)

20.   Other employee future benefit plans (continued):

Weighted-average significant assumptions:

	2006	2005

Accrued benefit obligation at end of year:
Discount rate (weighted)	5.80%	4.99%
Rate of compensation increase	3.50%	3.50%

Benefit cost for year:
Discount rate (weighted)	4.99%	6.30%
Rate of compensation increase	3.50%	3.50%

Assumed health care cost trend rate at end of year (weighted):
Initial health care cost trend	10.00%	10.00%
Annual rate of decline in trend rate	1.00%	1.00%
Ultimate health care cost trend rate	5.00%	5.00%

Effect of change in health care cost trend rate	1% increase	1% increase
Total of service cost and interest cost	$1	$1
Accrued benefit obligation	$4	$6

Effect of change in health care cost trend rate	1% decrease	1% decrease
Total of service cost and interest cost	$-	$-
Accrued benefit obligation	$(4)	$(5)

TEMBEC INDUSTRIES INC.
Notes to Consolidated Financial Statements, Continued

Years ended September 30, 2006 and September 24, 2005
(in millions of dollars, unless otherwise noted)

21.   Financial instruments:

(a)    Derivative financial instruments:

The following tables summarize the changes in the market value of derivative financial instruments and in the deferred gain on foreign exchange contracts:

(i)      Derivative financial instruments:

	Opening	Gain	Disbursements	Ending
2006	balance	(loss)	(proceeds)	balance

Market value of
outstanding foreign
exchange contracts	$-	$3	$(3)	$-

Market value of commodity-
related derivative financial
instruments	6	(3)	(3)	-
	6	$-	$(6)	-

Less current portion	6			-
	$-			$-

	Opening	Gain	Disbursements	Ending
2005	balance	(loss)	(proceeds)	balance

Market value of
outstanding foreign
exchange contracts	$105	$23	$(128)	$-

Market value of commodity-
related derivative financial
instruments	10	7	(11)	6
	115	$30	$(139)	6

Less current portion	82			6

	$33			$–

TEMBEC INDUSTRIES INC.
Notes to Consolidated Financial Statements, Continued

Years ended September 30, 2006 and September 24, 2005
(in millions of dollars, unless otherwise noted)

21.   Financial instruments (continued):

(a)   Derivative financial instruments (continued):

(ii)     Unamortized deferred gain on foreign exchange contracts:

	Opening		Ending
2006	balance	Amortization	balance

Foreign exchange contracts
sold prior to fiscal 2004	$–	$–	$–

Foreign exchange contracts
outstanding at the beginning
of fiscal 2004	38	(38)	–
	38	$(38)	–

Less current portion	38		–

	$–		$–

	Opening		Ending
2005	balance	Amortization	balance

Foreign exchange contracts
sold prior to fiscal 2004	$26	$(26)	$–

Foreign exchange contracts
outstanding at the beginning
of fiscal 2004	130	(92)	38
	156	$(118)	38

Less current portion	118		38

	$38		$–

TEMBEC INDUSTRIES INC.
Notes to Consolidated Financial Statements, Continued

Years ended September 30, 2006 and September 24, 2005
(in millions of dollars, unless otherwise noted)

21.   Financial instruments (continued):

(b)   Foreign currency rate risk:

The Company realizes a significant portion of its sales in foreign currencies, principally US $ and Euros, and enters into various types of foreign exchange contracts in managing its foreign exchange risk. In addition, this risk is partially covered by US $ purchases and debt service. The Company does not hold or issue financial instruments for trading purposes.

The Company had the following US $ foreign exchange contracts convertible into Canadian $ at September 30, 2006 and September 24, 2005.

		2006		2005

Maturity per quarter	Average rate	US $ millions	Average rate	US $ millions

2007 - December 2006	1.1701	1	-	-
- March 2007	1.1189	1	-	-
- June 2007	1.1163	1	-	-
	1.1299	3	-	-

The Company had the following US $ foreign exchange contracts convertible into Euros at September 30, 2006 and September 24, 2005:

		2006		2005

Maturity per quarter	Average rate	US $ millions	Average rate	US $ millions

2006 - December 2005	-	-	1.2050	2
- March 2006	-	-	1.1671	2
- June 2006	-	-	1.1480	1
- September 2006	-	-	1.1479	2

2007 - December 2006	1.2752	1	1.2752	1
- March 2007	1.2369	1	1.2280	1
- June 2007	1.2092	1	1.2092	1
- September 2007	1.3052	1	1.3052	1

2008 - December 2007	1.3498	-	1.3498	-

	1.2627	4	1.2033	11

TEMBEC INDUSTRIES INC.
Notes to Consolidated Financial Statements, Continued

Years ended September 30, 2006 and September 24, 2005
(in millions of dollars, unless otherwise noted)

21.   Financial instruments (continued):

(c)   Commodity price risk:

Markets for the Company's principal products are highly competitive and cyclical in nature. To mitigate the impact of commodity price volatility of earnings, the Company may periodically purchase commodity price hedges (lumber, pulp and newsprint). The Company does not hold or acquire commodity price instruments for trading purposes. However, due to the nature of lumber futures contracts, they are not normally held to maturity. At September 30, 2006 and September 24, 2005, the Company did not hold any significant commodity price hedges.

(d)   Credit risk:

The Company does not have a significant exposure to any individual customer or counterparty. The Company reviews a new customer's credit history before extending credit and conducts regular reviews of its existing customers' credit performance. The Company may require payment guarantees, such as letters of credit, or obtains credit insurance coverage. The allowance for doubtful accounts as at September 30, 2006 and September 24, 2005 was $4 million and $6 million, respectively.

(e)   Fair value of financial instruments:

The carrying amount of cash and cash equivalents, accounts receivable, operating bank loans and accounts payable and accrued charges approximates their fair values because of the near-term maturity of those instruments.

The carrying value and the fair value of long-term debt, balance payable on acquisition of companies and redeemable preferred shares at September 30, 2006 were $1,532 million (2005 - $1,590 million) and $859 million (2005 - $1,115 million), respectively.

The fair value of long-term debt that is actively traded is based on the closing trading value at the respective year-end dates. The fair value of the long-term debt that is not actively traded, balance payable on acquisition of companies and redeemable preferred shares debt has been determined based on management's best estimate of the fair value to renegotiate these financial instruments with similar terms at the respective year-end dates.

TEMBEC INDUSTRIES INC.
Notes to Consolidated Financial Statements, Continued

Years ended September 30, 2006 and September 24, 2005
(in millions of dollars, unless otherwise noted)

22.   Subsequent events:

(a)   On October 12, 2006, Canada and the United States entered into an agreement to govern the shipment of Canadian softwood lumber into the United States. As part of the agreement, the Company received a US$242 million payment on October 30, 2006 pertaining to the recovery of lumber duties on deposit with the Department of Commerce (DOC) that had accumulated since May 2002.

The amount received by the Company corresponds to approximately 82% of the total amount on deposit at the DOC, including accrued interest, and represents substantially all of the monies the Company expects to receive as reimbursement of previously deposited duties. The funds will be used by the Company to reduce its indebtedness and increase overall liquidity levels. This item will be recorded in the Company's December 2006 quarterly financial statements.

As a result of the softwood lumber agreement between Canada and the United States, the going concern note disclosure as reported in the Company's second and third quarter is no longer required.

(b)   On December 5, 2006, the Company announced the permanent closure of the Smooth Rock Falls, Ontario pulp mill. The facility had been idle since the end of July 2006. As a result of this announcement, an unusual charge of $31 million relating to pension, severance and other related costs will be recorded in the quarter ending December 30, 2006.

23.   Comparative figures:

Certain 2005 comparative figures have been reclassified to conform with the financial statement presentation adopted for 2006.